Pricing Sheet dated November 24 relating to the Offering Summary dated October 29, 2010

Medium-Term Notes, Series D

No. 2010-MTNDD0672

Registration Statements Nos. 333-157386 and 333-157386-01

Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in U.S. and International Equities

Market-Linked Notes Based on the Value of a Global Equity Index Basket

due November 28, 2016

Market-Linked Notes provide investors with exposure to broad-based equity market indices with no downside risk to the initial investment. They are for investors who are concerned about principal risk and want repayment of the full stated principal amount at maturity, subject to the credit risk of Citigroup Inc. The notes are senior unsecured obligations of Citigroup Funding Inc. and any payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company, and are subject to the credit risk of Citigroup Inc.

PRICING TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Issue price:	$1,000 per note (see “Underwriting fee and issue price” below)
Stated principal amount:	$1,000 per note
Aggregate principal amount:	$10,045,000.00
Pricing date:	November 24, 2010
Original issue date:	November 30, 2010 (three business days after the pricing date)
Maturity date:	November 28, 2016
Principal due at maturity:	Full stated principal amount due at maturity
Interest:	None
Global Equity Index Basket:	An equally-weighted basket comprised of the Dow Jones Industrial AverageSM, the EURO STOXX 50®, and the Nikkei 225 Stock AverageSM (the “Global Basket”).
Payment at maturity:	The payment at maturity per $1,000 note will equal: $1,000 + note return amount, if any
Note return amount:

(i) If the final basket value exceeds the initial basket value of 100, the note return amount will equal the product of: $1,000 × basket percent change × participation rate of 130%

(ii) If the final basket value is less than or equal to the initial basket value, the note return amount will equal zero.

Basket percent change:	(final basket value - initial basket value) / initial basket value
Initial basket value:	Set to 100 on the pricing date, based on the sum of (i) the product of the closing level of the Dow Jones Industrial AverageSM on the pricing date and its basket composition ratio, (ii) the product of the closing level of the EURO STOXX 50® on the pricing date and its basket composition ratio, and (iii) the product of the closing level of the Nikkei 225 Stock AverageSM and its basket composition ratio.
Final basket value:	The arithmetic average of the closing value of the Global Basket on each of six basket valuation dates
Closing value of Global Basket:	The closing value of the Global Basket on each basket valuation date will equal the sum of (i) the product of the closing level of the Dow Jones Industrial AverageSM on that basket valuation date and its basket composition ratio, (ii) the product of the closing level of the EURO STOXX 50® on that basket valuation date and its basket composition ratio, and (iii) the product of the closing level of the Nikkei 225 Stock AverageSM on that basket valuation date and its basket composition ratio
Basket valuation dates:	November 21, 2011, November 21, 2012, November 21, 2013, November 21, 2014, November 20, 2015 and November 21, 2016, subject to adjustment for non-index business days and certain market disruption events
Basket composition ratio:	The basket composition ratio for each Global Basket component index equal the initial percentage weight of the relevant Global Basket component index divided by the closing value of such Global Basket component index on the pricing date, rounded to eight decimal places.

Basket Component	Basket Composition Ratio
Dow Jones Industrial AverageSM	0.00298017
EURO STOXX 50®	0.01208476
Nikkei 225 Stock AverageSM	0.00332299

CUSIP:	1730T0KW8
ISIN:	US1730T0KW89
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer.

Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)	Proceeds to the issuer
Per note	$1,000	$35.00	$965.00
Total	$10,045,000.00	$351,575.00	$9,693,425.00

(1) The actual public offering price and underwriting fee for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of the notes purchased by that investor. The lowest price payable by an investor is $990.00 per note.

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $35.00 for each note sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $35.00 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $35.00 for each note they sell. Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets will receive a fixed sales commission, of $35.00 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS,

EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW:

Offering Summary filed on October 29, 2010:

http://www.sec.gov/Archives/edgar/data/1318281/000119312510241246/dfwp.htm

Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.